DANIELLE M. MCCANN, ESQ.
Member
Direct:  (315) 218-8605
Fax:  (315) 218-8405
dmccann@bsk.com

February 17, 2011

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549-4561
Attention:  Michael Clampitt, Senior Counsel

Re:	Community Bank System, Inc.
Amendment No. 1 to Registration Statement on Form S-4
Filed February 15, 2011
File No. 333-171656

Dear Mr. Clampitt:

On behalf of Community Bank System, Inc. (the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 16, 2011 with respect to the Amendment No. 1 to the Registration Statement on Form S-4 (the “Amendment No. 1”).

This letter and Amendment No. 2 to the Registration Statement (“Amendment No. 2”) are being filed with the Commission electronically today.  In addition to the electronic filing, we are delivering via overnight mail a hard copy of this letter, along with three courtesy copies of Amendment No. 2 marked to indicate changes from the version filed on February 15, 2011.

For the convenience of the Staff, each of the Staff’s comments is reproduced in its entirety and is followed by the corresponding response of the Company.  All references to page numbers in the Company’s responses are to the pages in the marked version of Amendment No. 2.

The Wilber Corporation – Form 10-K for the fiscal year ended December 31, 2009

Item 12: Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters, page 91

1.
In future filings please identify the natural persons who vote the shares owned by The AE & AT Foundation and revise note 3 to the table to explain in greater detail the “certain customers” for which Wilber National Bank acts as trustee for.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 17, 2011

Response:

In response to the Staff’s comments, The Wilber Corporation (“Wilber”) will revise future filings to identify the natural persons who vote the shares owned by The AE & AT Foundation and revise note 3 to the table to explain in greater detail the “certain customers” for which Wilber National Bank acts as trustee.

Item 13: Certain Relationships and Related Transactions and Director Independence, page 91

2.
We note your disclosure that “[a]ll outstanding loans to Directors and executive officers . . . were made in the ordinary course of business, on substantially the same terms . . . as those prevailing at the time for comparable transactions with other persons” instead of “persons not related to the lender” (the language in Item 404 of Regulation S-K).  Please use the correct language in future filings and confirm that you could give the correct representation in this 10-K.

Response:

In response to the Staff’s comments, Wilber will revise future filings to state that “[a]ll outstanding loans to Directors and executive officers . . . were made in the ordinary course of business, on substantially the same terms . . . as those prevailing at the time for comparable transactions with persons not related to the lender.”  Wilber has confirmed that it can give this correct representation in its Form 10-K to be filed next month.

Amendment No. 1 to Form S-4 General

General

3.	Please provide the statements required by paragraphs (1) and (2) of Item 2 of Form S-4 either on the inside front cover page or directly after the table of contents.

Response:

In response to the Staff’s comments, we have included in Amendment No. 2 the statements required by paragraphs (1) and (2) of Item 2 of Form S-4 directly after the table of contents.

Risk Factors, page 15

4.
We note your disclosure in the third risk factor on page 24 that “Community Bank System cannot assure that its ongoing branch expansion strategy will be accretive to earnings. . . ,” and the risk factor on page 26 that “. . . there is no guarantee that the measures outlined in the Formal Written Agreement will have the intended results.”  Please refer to prior comment 3 in our letter dated February 7, 2011 and revise accordingly.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 17, 2011

Response:

In response to the Staff’s comments, we have revised the risk factors on page 25 and 26 of Amendment No. 2 to remove the language regarding the Company’s and Wilber’s ability to give assurances or guarantees and clarify that the risk is the underlying situation.

Recent Developments, page 29

5.	Please eliminate the phrase “all-time record.”

Response:

In response to the Staff’s comments, we have deleted the phrase “all-time record” from the Recent Developments section on page 29.

Executive Compensation, page 90

6.
We note your statement in the introductory paragraph that “[a]djusted numbers, if any, and a complete analysis of all compensation paid to Community Bank System’s and Wilber’s named executive officers, will be disclosed in separate Form 8-K filings to be made by each of the companies.”  Please revise the statement to clarify, if true, that the prospective analysis will also cover compensation paid to the directors of these entities.  Please also tell us whether these separate 8-K filings will disclose the remaining balance of information required to be disclosed by each of Community Bank System and Wilber, respectively, pursuant to Item 402 of Regulation S-K, which has not currently been disclosed in the “Executive Compensation” section.

Response:

In response to the Staff’s comments, we have revised the introductory paragraph on page 91 of Amendment No. 2. to clarify that the information covers directors and executive officers and to explain that the separate Form 8-Ks to be filed by the Company and Wilber will disclose the remaining balance of information required to be disclosed by each company pursuant to Item 402 of Regulation S-K which has not been included in the Executive Compensation section.

Exhibit 8.1

7.	Please file the final tax opinion with your next amendment.

Securities and Exchange Commission
Attention:  Michael Clampitt, Senior Counsel
February 17, 2011

Response:

In response to the Staff’s comments, we have filed the final tax opinion with the Amendment No. 2.

8.	Reliance on the opinion can be limited with regard to purpose, but not person. Please revise.

Response:

In response to the Staff’s comments, Hinman, Howard & Kattell, LLP has revised its opinion letter to provide for the Company and Wilber, as well as their respective shareholders, to rely upon the opinion.

Please contact me at (315) 218-8605 should you require further information or have any questions.

Very truly yours,

BOND, SCHOENECK & KING, PLLC

/s/ Danielle M. McCann

Danielle M. McCann, Esq.
DMM/dh

cc:	George J. Getman, Esq. (Community Bank System, Inc.) Clifford S. Weber, Esq. (Hinman, Howard & Kattell, LLP)

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